

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

<u>Via E-Mail</u>
W. Kip Speyer
Chief Executive Officer
Bright Mountain Holdings, Inc.
6400 Congress Avenue, Suite 2250
Boca Raton, Florida

>   **Re: Bright Mountain Holdings, Inc.**
>   **Registration Statement on Form 10**
>   **Filed January 31, 2013**
>   **File No. 000-54887**

Dear Mr. Speyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   You disclose on page 1 that the Form 10 goes effective 60 days after the date it was filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934 and after that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have addressed all our comments. In addition, we will continue to review your filing until all our comments have been addressed.

2.   It appears that there is another publicly reporting company named "Bright Mountain Holdings, Inc.," which is an internet-based technology company headquartered in Fort Lauderdale, Florida that catalogues the internet and operates a website that allows customers to select products by selecting categories of goods and services. Please revise the forepart of this registration statement to clarify whether you have any relationship

with this company or to eliminate any possible confusion with this other company or tell us why you believe such disclosure is not necessary.

3.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Item 1. Business, page 1

4.   Please clarify whether you are attempting to incorporate the information on external websites into this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 34-42728 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your registration statement.

5.   Please provide copies of the industry publications, surveys, and other sources of statistics which you cite in this registration statement, clearly marking the relevant sections of these reports. For each report, please also tell us:

- how you confirmed that the data reflects the most recent available information;
- whether the data is publicly available; and
- whether you paid for the compilation of the data and, if you were affiliated with the preparation of the data in these studies, please ensure that your disclosure clearly indicates the nature of all such affiliations.

6.   Please provide supplemental support for or recast as your belief:

   - Your statement on page 3 that portals supply free content and services that will attract sufficient visitors to make a profit from advertising alone;
   - Your statement on page 3 that the advertising model "appears to make a lot of sense;"
   - Your statement on page 4 that your website has "its own unique characteristics including design elements like colors, shapes, layout and typefaces;" and
   - Your statement on page 4 that your website can be described as "'colorful,' 'quality,' 'fun,' and 'trustworthy.'"

Revenue Sources

7.   Please revise to clarify the status of your revenue sources and whether you have already earned revenues from these sources. For the sources of income from which you have not begun to earn revenues, please also revise to include a timeframe for when you expect to begin earning revenues from these sources and describe the steps you must take before you can begin earning those revenues.

8.   Please revise to clarify how you earn revenues through each of the sources indicated. For example:

   - Please clarify how you sell products through your website, including whether you own the products you sell and resell the products directly to your customers or if you sell the products through an agreement with another entity.
   - Please clarify whether customers can purchase a classified section from you, if the classified is posted on your website and if and how you earn revenues from your Yellow Pages directory.
   - Please clarify whether you have earned any revenues from the 4,000,000 resumes that have been posted to your website and whether all of the resumes were posted by the individuals to your website;
   - Please clarify who pays the fees you charge for the distribution of the coupons.

Item 2. Financial Information

Results of Operations

For the year ended December 31, 2011 compared to the year ended December 31, 2010, page 16

9.   Please describe in quantitative terms the factors that led to the increase in operating expenses.

Liquidity and Capital Resources, page 16

10.   Please clarify the amount of capital you believe you will need to raise through additional equity or debt financing to fund your operations for the next 12 months.

Item 5. Directors and Executive Officers, page 18

11.   Please revise the business description of Todd F. Davenport to briefly describe the business of Oxira Medical, Inc.

Item 6. Executive Compensation, page 20

12.   Please revise to include the disclosure required by Item 402(m) of Regulation S-K for the fiscal year ended December 31, 2012.

Exhibits

13.   Please file the notes discussed on page 21.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc (by e-mail):   Charles B. Pearlman, Esq.
                Pearlman Schneider LLP